Exhibit 99.8 to Report on Form 6-K

Exhibit 23.5

January 22, 2007

Embraer-Empresa Brasileira de Aeronáutica S.A.

c/o Shearman & Sterling LLP

Av. Brigadeiro Faria Lima, 3400

04538-132 Sao Paulo, SP

Brazil

Ladies and Gentlemen:

Please be advised that we hereby consent to the reference to Hogan & Hartson LLP and Hogan & Hartson MNP as United States and French counsel, respectively, to European Aeronautic Defence and Space Company EADS France and Dassault Aviation S.A. in any prospectus forming part of the registration statement (File No. 333-139521) on Form F-3 of Embraer-Empresa Brasileira de Aeronáutica S.A. (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 20, 2006, including without limitation any preliminary prospectus and any final prospectus filed with the Commission with respect to the Registration Statement.

Very truly yours,

/s/ JEFFREY W. RUBIN
Jeffrey W. Rubin